Ellington Financial Inc.
53 Forest Avenue
Old Greenwich, Connecticut 06870

October 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549

Attention:	Stacie Gorman

Re:	Request for Withdrawal of Ellington Financial Inc.
Registration Statement on Form S-4
Filed August 2, 2023
File No. 333-273600

Dear Ms. Gorman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ellington Financial Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”), consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-273600), together with all exhibits thereto, initially filed with the Commission on August 2, 2023 (the “Registration Statement”).

The Registration Statement was initially filed with respect to the proposed issuance of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) in connection with an Agreement and Plan of Merger, dated as of June 30, 2023 (the “Merger Agreement”), by and among the Company, EF Acquisition I LLC, a Maryland limited liability company and a direct, wholly-owned subsidiary of the Company, and Great Ajax Corp., a Maryland corporation (“Great Ajax”). On October 20, 2023, as reported on a Current Report on Form 8-K filed by the Company with the Commission on October 20, 2023, the Company and Great Ajax terminated the Merger Agreement pursuant to a termination agreement. Consequently, the Company will not proceed with the proposed offering of the Common Stock contemplated by the Merger Agreement and the Registration Statement. Because the proposed offering will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

No shares of the Common Stock have been or will be sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter and requests that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably practicable. The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Daniel M. LeBey of Vinson & Elkins L.L.P. at (804) 327-6310 or by email at dlebey@velaw.com or Zachary A. Swartz of Vinson & Elkins L.L.P. at (804) 327-6324 or by email at zswartz@velaw.com.

U.S. Securities and Exchange Commission

October 23, 2023

Very truly yours,

/s/ Laurence Penn
Laurence Penn
Chief Executive Officer and President